Exhibit 100.0

NICE Actimize Named “Best Financial Crime Prevention Technology”
Category Winner in FTF News 2018 Technology Innovation Awards

This award honors software, services and systems that help firms withstand an onslaught of state-of-the-art financial crime

Hoboken, NJ, May 17, 2018 – NICE Actimize, a NICE (Nasdaq:NICE) business and the industry leader in Autonomous Financial Crime Management, was named “Best Financial Crime Prevention Technology” category winner in Financial Technologies Forum / FTF News 2018 Technology Innovation Awards. The final award winners for this year’s awards competition were determined by votes cast online by FTF News’ readers and industry participants. In describing the profile of the category, FTF News stated, “The financial crime prevention technology award shines the light upon software, services and systems that help firms withstand an onslaught of state-of-the-art crime.”

NICE Actimize was also shortlisted in the competition’s new category, “Best Artificial Intelligence (A.I.) Initiative” for its recently launched Autonomous Financial Crime Management approach. The category spotlighted those industry-leading participants which have done the most to advance operations via artificial intelligence and machine learning.

NICE Actimize’s innovation and advancements in anti-money laundering and holistic surveillance also led to a shortlisting in the “Best Compliance Solution” category which acknowledged those suppliers that delivered distinguished offerings to help clients meet their critical compliance and regulatory responsibilities, as well as doing the best job of improving operational efficiency while meeting the demands of regulators, anti-money laundering laws, and the ever-changing domestic and international sanctions of global authorities.

Joe Friscia, President, NICE Actimize said, "We thank the readers of FTF News, along with our customers and partners, for demonstrating their continuing confidence in our commitment to Autonomous Financial Crime Management and our solutions and services in anti-money laundering, enterprise fraud and financial markets compliance. As we transform the industries we serve with advancements in artificial intelligence, machine learning and the cloud, we work closely with our customers to optimize operations, lower costs and reduce reputational risk.”

Maureen Lowe, Founder and President, FTF News said, “This year’s competition featured more than 300 nominated organizations and 20,000 votes overall on behalf of our shortlisted firms – our largest awards event ever. Congratulations to those firms, such as NICE Actimize, that demonstrated leadership and innovation in their respective categories in a highly competitive ops field. Our winners should be proud of these accomplishments and their rankings in the field.”

About Financial Technologies Forum:
Financial Technologies Forum, LLC (FTF) is the place to learn from, market to and interact with the people and companies that are driving the post-trade processing industry. As with all information-based industries, trade processing is in a state of rapid change. New regulations, market pressures, new types of securities — not to mention the accelerating changes in technology — have made it more and more difficult to keep current, much less get ahead of the curve. FTF is committed to being a timely and reliable source for thought-leading opinions and insights, valuable news and effective training for everyone in post-execution operations. For vendors to this industry, the forum provides an efficient, cost-effective platform from which to generate top-of-mind awareness among their target markets via content marketing, sponsorships, webinars, advertising and much more.

For additional information:

•	On NICE Actimize Holistic Surveillance, click here.

•	On NICE Actimize Anti-Money Laundering click here.

•	On NICE Actimize ActOne Intelligent Investigation Platform click here.

•	On NICE Actimize Autonomous Financial Crime Management (AFCM), click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.